News release
For immediate publication

ART PRESENT AT THE ANNUAL CONFERENCE OF THE ACADEMY OF MOLECULAR IMAGING IN ORLANDO, FLORIDA

Scientific presentation by University of Wisconsin team to feature ART’s Fenestra™ imaging contrast agents for MicroCT

Montreal, Canada, March 27, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its participation at the annual conference of the AMI, being held at the Gaylord Palms Resort and Convention Center in Orlando, Florida, from March 25 to 29, 2006.

ART’s Fenestra™ biomarker technology will be included in the “Meet the Authors” poster session being held today, March 27, 2006, between 5:30 and 7 p.m., featuring five research teams headed by Dr. Jamey P. Weichert, Associate Professor in Radiology at the University of Wisconsin, presenting scientific posters. The following posters will be presented by Dr. Giangthy N. Ton, post-doctoral fellow at the University of Wisconsin:

•	Poster #244: “Effects of Administration Routes on MicroCT Imaging Characteristics of a Long-Acting Vascular Contrast Agent in a Murine Model”, Giangthy N. Ton[1,2], Douglas A. Bakan[2], William C. Dow[2], Nicole P.H. Chia[1], Jamey P. Weichert[1], [1]University of Wisconsin, USA, [2]Alerion Biomedical Inc., USA.

•	Poster #283: “In vivo MicroCT Imaging Characteristics of a Long-Acting Blood Pool Agent in Normal and Tumor-Bearing Mice”, Giangthy N. Ton[1,2], Ben Durkee[1], Jamey P. Weichert[1], 1University of Wisconsin, USA, [2]Alerion Biomedical Inc., USA.

•	Poster #241: “Effects of Administration Dose, Species and Strain Variations on MicroCT Imaging Characteristics of a Long-Acting Blood-Pool Agent in Normal Rodents”, Giangthy N. Ton[1,2], Cindy Burrascano[2], William C. Dow[2], Douglas A. Bakan[2], Jamey P. Weichert[1], [1]University of Wisconsin, USA, [2]Alerion Biomedical Inc., USA.

•	Poster #242: “Effects of Dose, Sex, and Species Variations on Imaging Efficacy of a Hepatocyte-Selective Contrast Agent in Normal Rodents”, Giangthy N. Ton[1,2], Marco Melchior[2], William Dow[2], Douglas Bakan[2], Jamey P. Weichert[1], [1]University of Wisconsin, USA, [2]Alerion Biomedical Inc., USA.

•	Poster #243: “MicroCT Evaluations of a Long-Lasting Blood Pool and Hepatobiliary Contrast Agents Following Multiple Intravenous Injections in Normal Mouse Models”, Giangthy N. Ton[1,2], Nicole P.H. Chia[1], William C. Dow[2], Douglas A. Bakan[2], Jamey P. Weichert[1], [1]University of Wisconsin, USA, [2]Alerion Biomedical Inc., USA.

“These research results illustrate capabilities for MicroCT evaluations using Fenestra VC and Fenestra LC,” said Micheline Bouchard, ART’s President and CEO. “We are confident that as more and more researchers work with these long-lasting blood pool and hepatobiliary contrast agents in rodent models, the scientific data generated will establish the wide range of imaging applications for this product line,” added Ms. Bouchard.

In addition, ART is taking part in the event as an exhibitor in the GE Healthcare booth (#506), and is presenting eXplore Optix™, a pre-clinical optical molecular imager designed to provide in vivo biodistribution and pharmacokinetics data, at the booth located in Exhibit Hall ‘F’ of the Gaylord Palms Resort and Convention Center.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential use with other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
VP, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca